Exhibit 99.2

FOR IMMEDIATE RELEASE

iClick Interactive Asia Group Limited Announces Change of Auditor

HONG KONG — September 30, 2024 — iClick Interactive Asia Group Limited (“iClick” or the “Company”) (NASDAQ: ICLK), a renowned marketing cloud platform in China that empowers worldwide brands with full-stack consumer lifecycle solutions, today announced that it has appointed WWC, P.C. Certified Professional Accountants (“WWC”) as its independent registered public accounting firm, effective September 30, 2024. The appointment of WWC has been approved by the audit committee of the board of directors of the Company. WWC replaces PricewaterhouseCoopers (“PwC”), the Company’s former independent registered public accounting firm, who has informed the Company that it declined to stand for re-election.

The reports of PwC on the Company’s consolidated financial statements for the fiscal years ended December 31, 2023 and 2022 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. During the fiscal years ended December 31, 2023 and 2022 and the subsequent interim period through September 30, 2024, there have been (i) no disagreements (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions thereto) between the Company and PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PwC, would have caused them to make reference thereto in their reports on the Company’s consolidated financial statements for such years, and (ii) no reportable events (as defined in Item 16F(a)(1)(v) of Form 20-F), except for the material weaknesses related to the Company’s internal control over financial reporting as disclosed under Item 15 of the Company’s annual report on Form 20-F for the fiscal years ended December 31, 2023 and 2022.

During the fiscal years of ended December 31, 2023 and 2022 and the subsequent interim period through September 30, 2024, neither the Company nor anyone acting on its behalf consulted with WWC regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report was provided to the Company nor was oral advice provided that the Company concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement (as defined in Item 16F(a)(1)(iv) and the related instructions), or a reportable event (as defined in Item 16F(a)(1)(v) of Form 20-F).

The Company would like to express its sincere gratitude to PwC for its professionalism and quality of services rendered to the Company over the past years. The Company is working closely with PwC and WWC to ensure a seamless transition.

About iClick Interactive Asia Group Limited

Founded in 2009, iClick Interactive Asia Group Limited (NASDAQ: ICLK) is a renowned marketing cloud platform in China. With its leading proprietary technologies, iClick’s full suite of data-driven solutions helps brands drive significant business growth and profitability throughout the full consumer lifecycle. For more information, please visit ir.i-click.com.

For investor and media inquiries, please contact:

In China:	In the United States:
iClick Interactive Asia Group Limited	Core IR
Catherine Chau	Tom Caden
Phone: +852 3700 9100	Phone: +1-516-222-2560
E-mail: ir@i-click.com	E-mail: tomc@coreir.com